SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on October 11, 2011, and seeks the attendance of its shareholders:

1.	Date / Time: November 10, 2011 / 14:00(Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791 Korea Electric Power Corporation, Main Building (20th Floor)

3.	Meeting agendum: Election of a non-standing director as a member of the Audit Committee

4.	Further details:

Nominee	Further details
Nam, Dong-Kyoon

•      Date of Birth: October 6, 1952

•      Term of office: Two years

•      Prior experience as a director of KEPCO: Non-standing director of KEPCO since October 24, 2011

•      Previous Position:

-        Vice Mayor for Political Affairs, Daegu Metropolitan City

-        Director General of Performance Management, Ministry of Planning and Budget

-        Director General of Programming and Budgeting, Ministry of National Defense

•      Education: Master’s in Economics, Vanderbilt University

•      Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name:	Shin, Chang-Keun
Title:	Vice President

Date: October 26, 2011